FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Relevant Fact dated October 14, 2009.

RELEVANT FACT
Further to the relevant fact communication dated September 22, 2009 (registry number 113988), Banco Santander, S.A. hereby publishes the supplement to the informative document regarding the free-of-charge capital increase through which the flexible remuneration scheme “Santander Dividendo Elección” (scrip dividend scheme) will be implemented for purposes of sections 26.1.e) and 41.1.d) of Royal Decree 13107/2005, of 4 November.
Additionally, with regard to the “Valores Santander” currently outstanding, a prospectus of which was registered with the Spanish Comisión Nacional del Mercado de Valores on September 19, 2007, Banco Santander informs that conversion of 754 of such “Valores Santander” was requested in the ordinary conversion period that ended on October 5, 2009. Pursuant to the terms of such securities, Banco Santander has issued 257,647 new shares in exchange for those “Valores Santander”. The public deed formalising the capital increase was registered with the Commercial Registry of Cantabria yesterday. It is envisaged that the authorisation for the admission to listing of the new shares in the Spanish Stock Exchanges will be granted today, so that ordinary trading of such shares will commence tomorrow. The new shares will carry the right to participate in the scrip dividend scheme to which the enclosed supplement refers.
Boadilla del Monte (Madrid), October 14, 2009

SUPPLEMENT TO
THE INFORMATIVE DOCUMENT
CAPITAL INCREASE CHARGED TO RESERVES CONSISTING OF
RETAINED EARNINGS

BANCO SANTANDER, S.A.

October 14, 2009

THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH ARTICLES 26.1.E) AND 41.1.D) OF ROYAL DECREE 1310/2005.

1.	OBJECT
This document supplements the informative document relating to the capital increase charged to reserves consisting of retained earnings approved by the Ordinary General Shareholders’ Meeting of Banco Santander held on June 19, 2009. The aforementioned informative document was publicly disclosed by Banco Santander through the relevant fact announcement of September 22, 2009. Capitalised terms for which definitions have not been provided within this supplement shall have the meaning indicated in the informative document.
The object of this supplement is to publish the information regarding the Increase which was pending at the date of publication of the informative document and, in particular, the number of shares to be issued in the Increase, the number of rights needed to receive a share and the definitive price of the undertaking to purchase rights formulated by Banco Santander.
The informative document of September 22, 2009 and this supplement constitute the “document containing information on the number and nature of the shares and the reasons for and details of the offer” which make the preparation and publication of a prospectus related to the issuance and admission to listing of the shares issued as a consequence of the execution of the Increase not necessary, in accordance with articles 26.1.e) and 41.1.d) of Royal Decree 1310/2005, of 4 November (implementing Directive 2002/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading). The informative document and this supplement are available at the Bank’s website (www.santander.com) and the CNMV’s web page (www.cnmv.es).
2.	PENDING INFORMATION RELATING TO THE INCREASE
2.1. Number of shares to be issued and number of rights needed to receive a share
The Executive Committee’s Meeting of Banco Santander held on October 13, 2009 resolved to execute the Increase in accordance with the terms and conditions set out by the Ordinary General Shareholders’ Meeting. Applying the formulas provided in section 2 of the Increase resolution, the mentioned Executive Committee established the following parameters for the Increase:
(i)
The number of shares to be issued is 89.624.872. Nevertheless, the actual number of shares which shall be finally issued may be lower, as it will depend on the number of rights acquired by Banco Santander under its undertaking to purchase free allotment rights. Banco Santander will waive the free allotment rights it acquires by virtue of such undertaking. Therefore, only the shares corresponding to the free allotment rights not acquired by Banco Santander will be issued;

(ii)
The number of free allotment rights needed to receive a new share is 91. The shareholders of Banco Santander who appear as such in the book-entry registries of Iberclear at 23:59 on the day of publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (“Boletín Oficial del Registro Mercantil") (envisaged for October 15) will be allotted a free allotment right for each share of Santander held. Therefore, the aforementioned shareholders will have the right to receive a new share for each 91 old shares held on the mentioned date; and

(iii)
As a result, the maximum amount of the Increase shall be 44.812.436 Euros. For further clarification, the amount by which the Bank’s capital will actually be increased is dependant upon the number of shares finally issued.

In order to ensure that the number of free allotment rights needed to receive a new share and the number of shares to be issued are whole numbers and not fractions, Pereda Gestión, S.A., Banco Santander’s subsidiary, has waived 18 free allotment rights, corresponding to 18 shares of Banco Santader held by the former.
Regarding the above it should be noted that:

(i)	The NTAcc or number of outstanding shares of the Bank on the date of execution of the Increase by the Executive Committee was 8.155.863.370; and

(ii)
The PreCot figure, being the average of the weighted average price of the Santander share on the Spanish Stock Exchanges in the 5 business days prior to October 13, rounded up or down in accordance to the terms and conditions established in the Increase resolution, was 11.07 Euros.

2.2.	Final price for the rights-purchase undertaking
The final price of the undertaking to purchase rights of Banco Santander, calculated in accordance with what is established in the Increase resolution, is 0.12 Euros. As a result, those shareholders willing to receive their remuneration in cash, will be able to sell their free allotment rights to Banco Santander at a fixed gross price of 0.12 Euros.
*       *       *
Banco Santander, S.A.
P.p.

Ignacio Benjumea Cabeza de Vaca
Secretary General

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 14, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President